SEWARD & KISSEL LLP
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Suite 800
Washington, DC 20001

Telephone:  (202) 737-8833
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www.sewkis.com

September 26, 2016

Ms. Lisa Larkin
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Centre Funds – Centre Global Infrastructure Fund
File Nos. 333-173306 and 811-22545

Dear Ms. Larkin:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to Post-Effective Amendment No. 19 to the registration statement ("Registration Statement") of Centre Funds (the "Trust") with respect to its new series, Centre Global Infrastructure Fund (the "Fund").  The Post-Effective Amendment was filed with the SEC on July 20, 2016.  The Staff's comments were provided on August 25, 2016.  The Staff's comments and the Fund's responses are set forth below.

Prospectus
Summary of Centre Global Infrastructure Fund - Fees and Expenses of the Fund
Comment 1:	Please review the formatting and footnotes in the "Shareholder Fees" table and "Annual Fund Operating Expenses" table.

Response:
These tables have been modified in response to this comment, including by moving the line item "Shareholder Service Fees" to a subcaption below "Other Expenses" in the "Annual Fund Operating Expenses" table.

Comment 2:
Please confirm to the Staff that a subcaption entitled "Acquired Fund Fees and Expenses" should not be added to the "Annual Fund Operating Expenses" table. Also, please confirm that the subcaption "Other Expenses" does not include expenses relating to leverage interest.

Response:
The Fund anticipates that any fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more investment companies will not exceed 0.01% (one basis point) of the estimated average net assets of the Fund for the current fiscal year. Accordingly, a separate subcaption for "Acquired Fund Fees and Expenses" is not required to be included in the "Annual Fund Operating Expenses" table.  In addition, because the Fund anticipates that it will not incur any expenses relating to leverage interest during the current fiscal year, the Fund's estimated "Other Expenses" set forth in the table do not include expenses relating to leverage interest.

Comment 3:	Consider summarizing the description of the expense limitation agreement in footnote 2 to the "Annual Fund Operating Expenses" table.

Response:	The footnote has been revised in response to this comment.

Summary of Centre Global Infrastructure Fund - Principal Investment Strategies

Comment 4:	Please add disclosure indicating the extent to which the Fund will invest in non-U.S. (foreign) securities.

Response:
Disclosure has been added to state that, under normal market conditions, the Fund will invest at least 40% of its net assets, plus the amount of any borrowings for investment purposes, in securities of companies organized or located outside of the U.S.

Comment 5:	Clarify the meaning of the word "utilization" in the definition of "infrastructure-related" company.

Response:	The definition has been revised in response to this comment.

Comment 6:
The "Principal Investment Strategies" subsection includes a sentence stating that 20% of the Fund's net assets may be invested in common stock, preferred stock, convertible securities, exchange-traded funds, and "other securities noted below."  Please either identify in this sentence the "other securities" or consider removing this term.

Response:
This sentence has been revised to state that 20% of the Fund's net assets, plus borrowings for investment purposes, may include common stock, convertible securities and energy-infrastructure companies organized as master limited partnerships.

Comment 7:	Please clarify the meaning of "aggregate net notional value" in the fourth sentence of the seventh paragraph in the subsection entitled "Principal Investment Strategies."

Response:	The Prospectus has been revised to remove this term.

Comment 8:	Please clarify the meaning of "leverage" where the term is first used in connection with the Fund's investments.

Response:
The Prospectus currently discloses in the subsection entitled "Summary of Centre Global Infrastructure Fund - Principal Investment Strategies – Derivatives" that inherent leverage in the context of derivatives represents "an obligation on the part of the Fund for future payment or liabilities" and that such obligation or payment may be larger than the initial margin or premiums required to establish the position.

Summary of Centre Global Infrastructure Fund - Principal Risks of Investing in the Fund

Comment 9:
Consider whether this subsection should include a description of the principal risks relating to preferred stock and other investments included in the description of the Fund's principal investment strategies.

Response:
The Fund currently anticipates that the Fund's principal investment strategies will not include the use of preferred stock, real estate investment trusts ("REITs") and investment companies (including exchange-traded funds). Accordingly, disclosure has not been added to the "Summary of Centre Global Infrastructure Fund - Principal Risks of Investing in the Fund" subsection of the Prospectus. Disclosure relating to the Fund's ability to invest in preferred stock, REITs and investment companies has been moved to the section of the Prospectus entitled "Additional Investment Policies and Risks."

Comment 10:
In the first sentence of the subsection entitled "Summary of Centre Global Infrastructure Fund - Principal Risks of Investing in the Fund - Infrastructure-Related Company Investment Risk," please clarify the meaning of "other changes affecting such companies" or, alternatively, delete the reference if it is not applicable.

Response:	The description of infrastructure-related company investment risk has been revised in response to this comment.

Comment 11:
Consider whether a specific risk factor relating to investing in energy-infrastructure companies organized as master limited partnerships ("MLPs") should be added to this subsection or replace the existing "MLP Investment Risk" factor.

Response:	The Fund believes that the existing "MLP Investment Risk" disclosure adequately addresses the principal risks of investing in these partnerships.

Comment 12:
Consider adding to the subsection entitled "Summary of Centre Global Infrastructure Fund - Principal Risks of Investing in the Fund" risk disclosure relating to investment companies (including exchange-traded funds), depositary receipts, REITs, futures and options.

Response:
The Fund has added specific disclosure concerning depositary receipts to the description of the Fund's investments in non-U.S. securities and the related risks in the subsections entitled "Summary of Centre Global Infrastructure Fund - Principal Investment Strategies" and "Summary of Centre Global Infrastructure Fund - Principal Risks of Investing in the Fund." In addition, because the Fund currently anticipates that investing in investment companies (including exchange-traded funds) and REITs and using derivatives, including futures and options, will not be principal investment strategies of the Fund, disclosure relating to these securities and instruments has been moved from the subsection of the Prospectus entitled "Summary of Centre Global Infrastructure Fund - Principal Investment Strategies" to the section entitled "Additional Investment Policies and Risks."

Summary of Centre Global Infrastructure Fund - Management of the Fund's Portfolio

Comment 13:	Please disclose the month and year Xavier Smith became the portfolio manager for the Fund.

Response:	The disclosure has been revised in response to this comment.

Additional Investment Policies and Risks

Comment 14:	Please state whether the investment objective of the Fund may be changed without shareholder approval.

Response:
A new second sentence stating that the Fund's investment objective may be changed without shareholder approval has been added to the first paragraph of the subsection entitled "Summary of Centre Global Infrastructure Fund - Principal Investment Strategies."

Comment 15:
In the subsection entitled "Additional Investment Policies and Risks – Temporary Defensive Positions," please add disclosure stating that taking a temporary defensive position may be inconsistent with the Fund's principal investment strategies.

Response:	The disclosure has been revised in response to this comment.

Investing in the Fund – Exchanging Shares

Comment 16:	Consider revising for clarity the first sentence of the fourth paragraph of this subsection.

Response:	The sentence has been revised to state that an exchange "will be effected at the NAV per share of the Fund and of the other fund next determined after receipt of your request in Good Form."

Additional Information

Comment 17:	Please reduce the font size of the Investment Company Act file number on the bottom of the back cover page.

Response:	The font size of the Investment Company Act file number on the bottom of the back cover page has been reduced in response to this comment.

Statement of Additional Information (SAI)

Comment 18:
The section entitled "Other Investment Policies and Related Risk Factors – Infrastructure-Related Companies" includes disclosure regarding the potential for infrastructure-related companies to be exposed to high degrees of leverage.  Consider adding similar disclosure to the Prospectus.

Response:
The "Summary of Centre Global Infrastructure Fund - Principal Risks of Investing in the Fund - Infrastructure-Related Company Investment Risk" subsection of the Prospectus has been supplemented to include high degrees of leverage as a factor that could adversely affect an infrastructure-related company's business or operations.

Comment 19:
The subsection of the SAI entitled "Other Investment Policies and Related Risk Factors – Infrastructure-Related Companies" includes disclosure regarding regulatory and political risks affecting infrastructure-related companies. Consider adding similar disclosure regarding this risk to the "Summary of Centre Global Infrastructure Fund - Principal Risks of Investing in the Fund" section of the Prospectus.

Response:
The Fund notes that the "Summary of Centre Global Infrastructure Fund - Principal Risks of Investing in the Fund - Infrastructure-Related Company Investment Risk" subsection of the Prospectus currently includes disclosure relating to regulatory and political risks affecting infrastructure-related companies. This disclosure states that infrastructure-related companies may be adversely affected by "general or local economic conditions and political developments," "regulatory occurrences," "political developments," "deregulation of a particular industry or sector," "threat of terrorist attacks," "governmental regulation of rates charged to customers," "the imposition of special tariffs" and "changes in tax laws and accounting standards." The Fund believes that, as intended, the examples used in the SAI merely supplement the description of infrastructure-related company investment risk in the Prospectus. Accordingly, the disclosure in the Prospectus has not been modified.

Comment 20:
In the subsection of the SAI entitled "Management and Other Service Providers - Trustees and Officers," please add to the table a brief description of the principal business of a company if the principal business is not implicit in its name.

Response:
Brief descriptions of the principal business of companies for which the principal business is not implicit in the name have been added in parentheticals to the table under the subsection entitled "Management and Other Service Providers - Trustees and Officers."

Comment 21:	In the subsection entitled "Management and Other Service Providers – Qualification of Trustees," please clarify the qualifications of each of Dr. Grant and Dr. Ghosh.

Response:	The disclosure has been revised in response to this comment.

Comment 22:	Please add disclosure regarding the percentage of the Fund's equity securities owned by all trustees and officers of the Fund.

Response:
The Fund is newly formed and has not yet commenced a public offering of its securities. Disclosure has been added to the subsection of the SAI entitled "Management and Other Service Providers – Beneficial Share Ownership Information" indicating that, as of September 6, 2016, the Trustees and officers of the Fund as a group owned less than 1% of the then outstanding shares of the Fund.

Comment 23:
The subsection of the SAI entitled "Management and Other Service Providers – Portfolio Manager – Compensation" states that the portfolio manager's compensation consists of a fixed annual salary…based on the Adviser's profitability (as applicable), among other factors."  Please supplement this disclosure with a description of these "other factors," or remove this reference if it is not applicable.

Response:	The disclosure has been revised in response to this comment, including by removing the reference to "other factors."

Comment 24:
Please provide the administration fees charged to the Trust for each of the last three fiscal years in the subsection entitled "Management and Other Service Providers – Administrator, Transfer Agent, and Accounting Services Agent."

Response:	This subsection has been revised to disclose, for each of the last three fiscal years, the administration fees paid by the Trust with respect to the then-existing series of the Trust.

Comment 25:	Please provide the principal business address of the Fund's independent registered public accounting firm.

Response:
The principal business address of the Fund's independent registered public accounting firm has been added to the subsection entitled "Management and Other Service Providers - Independent Registered Public Accounting Firm" in response to this comment.

Comment 26:	Please add disclosure regarding the procedures used by the Fund to address conflicts of interest in connection with disclosure of information about the Fund's portfolio securities.

Response:
The "Disclosure of Portfolio Holdings" section has been revised to include disclosure that (i) the Trust believes that the portfolio holdings disclosure policy adopted by the Board of Trustees of the Trust reduces the likelihood of conflicts between the interests of shareholders and affiliates of the Trust and its series, including the Fund; and that (ii) each of the Fund's investment adviser and the Trust has a Code of Ethics that governs conflicts of interest and that is designed to minimize the possibility that employees of the Trust or the Fund's investment adviser will act in a manner inconsistent with their duties to the Trust and Fund shareholders.

*          *         *
We hereby acknowledge that (i) the Trust is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Trust may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact the undersigned at (202) 737-8833 or Keri E. Riemer at (212) 574-1598.

Sincerely,

/s/ Mark F. Samra
Mark F. Samra

cc:            James A. Abate